May 24, 2013

By EDGAR

Kathleen Collins

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Sapient Corporation

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 28, 2013

File No. 000-28074

Dear Ms. Collins:

This letter responds to the Securities and Exchange Commission’s (the “Commission”) letter dated May 1, 2013 relating to its staff’s (the “Staff”) review of Sapient Corporation’s (the “Company”) Annual Report on Form 10-K for the fiscal year ended December 31, 2012, as filed by the Company on February 28, 2013 (the “Form 10-K”).

For reference purposes, we include below the Staff’s comments and provide the Company’s corresponding responses below each comment.

Commission Comment 1:

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Service Revenues by Operating Segment, page 34

In the context of your disclosures pertaining to increases in SapientNitro’s service revenues, we note that you attribute increases in your revenues in the Consumer, Travel, and Automotive sector to increasing acceptance of your value proposition. Please explain what you mean by your “value proposition.” Also, please explain and quantify the extent to which the increase in revenues in the sector is the result of acquiring new clients or increasing sales to existing clients. Also, tell us the extent to which the revenues have been affected by changing prices. Please refer to Item 303(a)(3)(iii) of Regulation S-K.

Company Response:

As described within Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) on pages 1 and 25 of the Company’s Form 10-K, SapientNitro’s value proposition includes helping clients tell their stories through seamless experiences across brand communications, digital engagement, and omni-channel commerce. SapientNitro’s value proposition also includes offering integrated marketing and creative services, web and interactive development, traditional advertising, media planning and buying, strategic planning and marketing analytics, multi-channel commerce strategy and solutions including a significant focus on mobile, and content and asset management strategies and solutions. In addition, our value proposition refers to our organizational strategy of helping customers leverage marketing and technology to transform their businesses through our service offering, which enables our clients to anticipate, navigate and leverage change to gain a competitive advantage and succeed in an increasingly connected, customer-centric environment. In our future filings, we will clearly define what our value proposition means within MD&A.

Revenues in the Consumer, Travel, and Automotive sector increased by $95.8 million during the year ended December 31, 2012, as compared to the year ended December 31, 2011. The increase was related to additional revenues from our existing customers, net of reductions in scope of work, in the amount of $76.2 million, and additional revenues from new customers in the amount of $35.7 million partially offset by the impact of lost business in the amount of $16.1 million. Changing prices did not have a material impact on revenues during the year ended December 31, 2012 as compared to December 31, 2011.

In our future filings we will enhance our MD&A disclosures to better explain in narrative form and, where practicable, quantify, the extent to which material increases in revenues are attributable to increases in prices, or to increases in the amount of services being sold to new or existing customers.

Commission Comment 2:

Item 8. Financial Statements and Supplementary Data

Note 2. Summary of Significant Accounting Policies

(m) Revenue Recognition and Allowance for Doubtful Accounts, page 70

We note you state on page 70 that you evaluate contracts for multiple deliverables and when appropriate, separate the contracts into separate units of accounting based upon their relative selling prices. Please tell us what percentage of your revenue is generated by multiple element arrangements and describe the elements that are typically bundled together in your arrangements. If material, also tell us how often you allocate consideration from these arrangements based on vendor specific objective evidence, third party evidence and best estimated selling price as prescribed by ASC 605-25-30-2. Further, if you rely on best estimated selling price tell us how you determine such amounts and what market and entity-specific factors you consider. Lastly, to the extent multiple element arrangements are significant to your operations, tell us your consideration in expanding your disclosures in future filings to disclose the methods you primarily use in allocating multiple element arrangements (i.e., VSOE, TPE, or BESP) and how you determine fair value under the applicable fair value methodology.

Company Response:

Revenue generated by multiple element arrangements was 1.2%, 0.4%, and 0.0% as a percentage of total consolidated services revenue for the fiscal years ended December 31, 2012, 2011 and 2010, respectively. Typically, the elements bundled together in our multiple element arrangements are: development and implementation of web, interactive, and commerce and content technologies, as well as follow-up support services, including operations, maintenance and hosting of those technologies. The revenues earned from these multiple element arrangements are not considered to be material to the Company’s consolidated revenues for any of the fiscal years ended December 31, 2012, 2011 or 2010. If, in the future, revenues derived from multiple element arrangements become significant to the Company, we will consider expanding our disclosures in future filings.

Commission Comment 3:

Item 8. Financial Statements and Supplementary Data

Note 2. Summary of Significant Accounting Policies

(m) Revenue Recognition and Allowance for Doubtful Accounts, page 70

You disclose that revenue for digital marketing media sales is recorded based on the gross amount billed to the client as revenue when key indicators suggest the company acts as a principal. Please update us as to the amount of revenue recognized on a gross basis for digital marketing media sales for each period presented, if any. To the extent revenue recognized on a gross basis is material, please explain how you considered each of the factors presented in ASC 605-45 and determined that gross accounting was appropriate.

Company Response:

The Company has not recognized revenues for digital marketing media sales on a gross basis of the amount billed to the client for the years ended December 31, 2012, 2011 and 2010. In our future filings, we will remove the disclosure of revenue recognized on a gross basis for digitial marketing media sales from our critical accounting policies until such time, if ever, that such revenue recognition becomes material to the annual consolidated revenues.

Commission Comment 4:

Note 17. Segment Reporting, page 102

Please provide us with your consideration to disclose the revenues from external customers for each service or group of similar services, unless it is impracticable to do so pursuant to ASC 280-10-50-40. If providing the information is impracticable, that fact shall be disclosed. In this regard, based upon review of your revenue recognition policy, it appears you may have four types of services: professional consulting services, digital marketing media sales, marketing services, and offline printing and production services.

Company Response:

The Company has considered the guidance in ASC 280-10-50-30 in evaluating the adequacy of its Segment Reporting footnote disclosures. The Company measures external revenues by customer project for internal and external reporting purposes. An individual customer project may encompass revenues recognized from numerous service offerings, as described in the Company’s revenue recognition policy disclosures. The Company does not internally measure or report revenues by the individual service offering. Accordingly, the Company does not believe it is practicable to disclose the revenues from external customers for each service offering pursuant to ASC 280-10-50-40. The Company intends to address the Staff’s comment by adding disclosure that providing such information is impracticable within the Segment Reporting footnote on a prospective basis. Pursuant to ASC 280-10-50-38, such entity-wide disclosure is only required for annual reporting, and therefore such disclosure will be added in the Company’s Form 10-K for the fiscal year ending December 31, 2013.

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosures in the Form 10-K; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and (iii) it is the Staff’s view that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or further comments regarding this matter, please contact me at (617) 963-1671.

Sincerely,

/s/ Joseph S. Tibbetts, Jr.

Joseph S. Tibbetts, Jr.
Senior Vice President and Chief Financial Officer

cc:	Alan J. Herrick, President and Chief Executive Officer

Joseph A. LaSala, Jr., Senior Vice President, General Counsel and Secretary

Karl A. Stubelis, Vice President, Controller and Chief Accounting Officer

4